November 8, 2016

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re:	Mutual Fund & Variable Insurance Trust – Rational Iron Horse Fund, File No. 333-212618 – Request to Withdraw AW

Ladies and Gentleman:

Mutual Fund & Variable Insurance Trust (the “Trust”) has determined that the AW filed on its behalf on August 24, 2016 (SEC Accession No. 0001580642-16-010361) was inadvertently filed as an AW rather than an RW, and that it is in the best interests of the Trust and the public that the filing be withdrawn. Accordingly, the Trust hereby requests that the AW be withdrawn.

If you have any questions, please contact Tanya Goins at (404) 541-2954.

Very truly yours,

/s/ Tanya L. Goins

Tanya L. Goins

Michael.Wible@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3297	mw

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